HEARTBEAM, INC.

2118 WALSH AVENUE, SUITE 210

SANTA CLARA, CA 95050

February 28, 2023

VIA EDGAR

Ben Richie
U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delaying Amendment for HeartBeam, Inc.’s Registration Statement on Form S-1 (File No. 333-269717)

Ladies and Gentlemen:

Reference is made to that Registration Statement on Form S-3 (File No. 333-269717) filed by HeartBeam, Inc. (the “Company”) with the Securities and Exchange Commission on February 10, 2023 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment language, prescribed by Rule 473(a) of the Act, is hereby incorporated into the cover page of the Registration Statement:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

If you have an questions or comments in connection with this delaying amendment, please contact Soyoung Lee of Lucosky Brookman LLP by telephone at (917) 445-1199, outside counsel to the Company.

Very truly yours,

HeartBeam Inc.

/s/ Richard Brounstein
Richard Brounstein
Chief Financial Officer